ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Rachel D. Phillips T +1 212 841 8857 rachel.phillips@ropesgray.com

September 19, 2025

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, DC 20549

RE: Confidential Submission of BDF Holding Corp. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of BDF Holding Corp., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 of the Company for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of our Registration Statement on Form S-1. A public filing of the Registration Statement on Form S-1 will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions with respect to this confidential submission, please call me at (212) 841-8857.

Sincerely,

/s/ Rachel Phillips
Rachel Phillips

cc:	William G. Barton (BDF Holding Corp.)
Carl Lukach (BDF Holding Corp.)
Ryan Schaffer (BDF Holding Corp.)
Craig E. Marcus (Ropes & Gray LLP)